Exhibit 3.3

MEMORANDUM OF ASSOCIATION, AS AMENDED AND RESTATED AFTER THE APRIL 14, 2020 AMENDMENT

The Companies Ordinance

A Company Limited by Shares

Memorandum of Association, as Amended and Restated after the April 14, 2020 Amendment of

On Track Innovations Be’am [in Hebrew]

On Track Innovations Ltd. [in English]

1. The company’s name is: On Track Innovations Ltd.

2. The goal of the company is to engage in any lawful business.

3. The liability of the shareholders for the company’s debts shall be limited to the full amount (nominal value with the addition of premium) required to be paid to the company for the shares and which has not yet been paid..

4. The registered capital of the Company is NIS10,000,000, divided into 100,000,000 ordinary shares with a nominal value of NIS 0.1 each.